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                           May 24, 2024

       Vincent Browne
       Chief Executive Officer
       Alternus Clean Energy, Inc.
       360 Kingsley Park Drive, Suite 250
       Fort Mill, SC 29715

                                                        Re: Alternus Clean
Energy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 29,
2024
                                                            File No. 333-278994

       Dear Vincent Browne:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed April 29, 2024

       General

   1. Please revise your disclosure to reflect applicable corresponding revisions made in response to our comment
letters dated February 15, 2024 and May 24, 2024 regarding
                                                        your Form S-1
(333-276630) initially filed on January 19, 2024.
 Vincent Browne
FirstName  LastNameVincent
Alternus Clean Energy, Inc. Browne
Comapany
May        NameAlternus Clean Energy, Inc.
     24, 2024
May 24,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Ross David Carmel, Esq.